
December 4, 2024

Kevin Halleran
Chief Financial Officer
Blue Owl Real Estate Net Lease Trust
30 N. LaSalle St., Suite 4140
Chicago, IL 60602

> **Re: Blue Owl Real Estate Net Lease Trust**
> **Form 10-K for the year ended December 31, 2023**
> **File No. 000-56536**

Dear Kevin Halleran:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction